Filed by Uniti Group Inc.
(Commission File No.: 001-36708)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uniti Group Inc.
(Commission File No.: 001-36708)

On July 22, 2024, Arkansas Business published an interview with from Kenny Gunderman, CEO of Uniti Group Inc. (“Uniti”), as well as additional information regarding Uniti's contemplated transaction (the "Transaction") with Windstream Holdings II, LLC (“Windstream”). A copy of the relevant portions of the publication is available below.

Page 10 | Arkansas Business | July 22, 2024 1943 - Allied Telephone Co. is founded in Little Rock. 1983 - Allied and Mid - Continent Telephone Co. of Ohio merge to form Alltel . 2000 - Valor Telecom formed with the acquisition of telephone assets from GTE Southwest Corp. 2006 - Windstream Corp. is formed through the spinoff of Alltel ’s landline business and merger with Valor Communications Group . Windstream Corp. common stock begins trading on the New York Stock Exchange , and the company is listed on the S&P 500 index. 2009 - Windstream voluntarily moves stock listing to Nasdaq exchange. 2013 - Windstream joins the Fortune 500 and forms Windstream Holdings Inc. , the new publicly traded parent company of Windstream Corp. and its subsidiaries. Uniti Group Inc. Timeline Page 10 | Arkansas Business | July 22, 2024 62% The percentage of equity Uniti shareholders will hold once the merger is complete. 1 0,000 Estimated number of employees of the combined company. 1 . 1 M Number of customers the combined company will serve. stituted company, transforming not lead the unified company. “There’s only the company but the entire really no other company in our indus - digital infrastructure industry, Uniti try that will have the scaled platform The $13.4 billion reunification of CEO Kenny Gunderman says. for growth and mission - critical fiber Little Rock’s Uniti Group Inc. and “We’ll be a national leader in our reach that we will have, especially in Windstream Holdings is creating industry based right here in Little the less competitive markets of the huge opportunities for the recon - Rock,” said Gunderman, who will Midwest and Southeast.” EMMA MAYES The merged company will continue to be headquartered in Little Rock, where both Uniti and Windstream are based. $13.4B Combo Uniti - Windstream merger called transformative BY CHLOE McGEHEE cmcgehee@abpg.com The combined company, which will keep the Uniti name, will be the “largest independent fiber pro - vider in the country,” Gunderman said in a media briefing earlier this month . After the merger was announced, Uniti shares tumbled 17% . But Gunderman is still confident the combination will contribute to the growth of the company . He believes the merger will “unlock’’ new strate - gic opportunities . “With an enhanced balance sheet and free cash flow profile, we’ll be able to accelerate fiber - to - the - home deployments with the option to expand build - outs by up to 1 million additional households beyond our current buildout plan,” Gunderman said . Additionally, Gunderman said the new Uniti stands to benefit from other technological innovation and growth in the industry . “I believe this combination will be transformative for Uniti and the digital infrastructure industry,” Gunderman said . “It comes at a very exciting time for our indus - try, when the demand and runway for fiber has never been greater . We stand to benefit significantly from the rapid digital transforma - tion that is impacting the world, which is expected to accelerate even more with the advent of things like generative AI, autonomous vehicles, robotics, the metaverse and many others . ” The merger comes after nearly a decade of separation, and is set to be completed in the second half of 2025 . Uniti will join its fiber network with Windstream’s fiber - to - the - home business in hopes of creating a premier fiber network in the United States .

July 22, 2024 | Arkansas Business | Page 11 2015 - Windstream completes tax - free spinoff of Communications Sales & Leasing , a real estate investment trust primarily engaged in the acquisition and leasing of communication distribution systems. 2017 - Communications Sales & Leasing renamed Uniti Group Inc. 2019 - Windstream files for Chapter 11 bankruptcy and requests a smaller network lease from Uniti , which Uniti denies. 2020 - Windstream and Uniti settle the lease dispute, and Windstream announces restructuring plan. 2023 - Windstream remains Uniti ’s largest customer. 2024 - Uniti and Windstream announce merger. July 22, 2024 | Arkansas Business | Page 11 The transaction factors in $ 4 . 4 billion in company revenues and $ 8 billion in corporate debt, as well as $ 425 million in cash and $ 575 million of preferred equity to Windstream shareholders . Under the agreement, Uniti’s shareholders will hold approximate - ly 62 % of the outstanding common equity of the combined company . Windstream shareholders will hold approximately 38 % of the out - standing common equity . They will also receive nonvoting warrants to acquire up to 6 . 9 % more of com - mon shares . Key Windstream shareholders are also set to roll their current holdings into the combined company . This includes Windstream’s largest share - holder, Elliott Management Corp . of Florida, an investment firm manag - ing more than $ 65 billion in assets . A new nine - person board of directors will consist of Uniti’s exist - ing five board members, two new board members selected by Elliott and two new board members jointly selected by Uniti and Elliott . Together, the new Uniti will serve more than 1 . 1 million customers and 1 . 5 million existing homes, with hopes to expand that presence post - merger, according to Gunderman . The companies will have 217 , 000 fiber route miles across 47 states ; 141 , 000 of those miles come from Uniti . The new company will also own 10 million strand miles of fiber, 8 . 5 million of which come from Uniti . Gunderman said in the briefing that the entire Library of Congress can be transmitted over 1 strand mile of fiber in a matter of minutes . The merger is also set to resolve inefficiencies with Uniti and Windstream’s landlord - tenant rela - tionship by reuniting “Windstream’s network with the operations, reduc - ing the complexity of the lease arrangements with Uniti,” said Windstream CEO and Chairman Paul Sunu . Uniti currently leases fiber to Windstream as part of a master lease agreement that establishes Windstream as Uniti’s largest cus - tomer . The master leases were set to be renewed in 2030 . There’s History Uniti and Windstream haven’t always been so friendly . Windstream spun off Uniti, then known as Communications Sales & Leasing, in 2015 to reduce its debt by $ 3 . 2 billion . Windstream then leased the spun - off network assets back under a long - term agreement with Uniti . In 2019 , the two companies went to court when Windstream filed for Chapter 11 bankruptcy . Windstream sought to reduce its lease payments to Uniti, stating the lease terms were above market rates and not properly structured . U n i t i t h r e a te n e d t o e v i c t Windstream from its network dur - ing the battle, but the companies eventually settled in 2020 . As part of the settlement, Uniti agreed to invest up to $ 1 . 75 bil - lion in growth capital improvements for fiber and other assets leased by Windstream, pay Windstream about $ 490 million and purchase fiber assets from Windstream for an additional $ 285 million, among other conditions . Windstream emerged from bank - ruptcy in September 2020 , largely due to the settlement with Uniti . Windstream also restructured and went private in 2020 . Changes in Structure Uniti currently operates as a non - taxable real estate investment trust, but the combined company will be a taxable C corporation . This means the income tax liabil - ity will no longer be passed through to shareholders, and Uniti will have to pay federal and state income tax. It is unclear if this will cause share - holder turnover, but Gunderman said Uniti has been “evaluating lots of options and opportunities” to position Uniti for growth in the future and “best deliver meaningful value” to shareholders . “That long - term view is the building block of how we’ve always approached managing our busi - ness,” Gunderman said . “Merging with Windstream is a natural fit with significant strategic and finan - cial benefits as we look at the cur - rent landscape . ” An analyst report by BofA Securities of New York stated that Uniti is looking at “a long road to equity value recovery, in our view, due to the elongated time to merger close, synergy realization and post - merger execution . ” The same analyst report stated that 54 % of the combined com - pany’s revenue is expected to come from consumer sources, including Windstream’s Kinetic fiber to the home, 20 % from fiber wholesale and enterprise and 24 % from man - aged services . “We expect the Kinetic brand to be the go - forward consumer brand for the combined company,” Sunu said . “Once the two companies have integrated, the leadership team will determine the branding strategy for the enterprise and wholesale busi - nesses that currently operate at each company . ” The combined company will have about 10 , 000 employees, but Uniti has not commented on what staffing will look like post - merger . The existing debt structures of each company will initially remain as separate credit silos, and until closing, Windstream and Uniti will continue to operate as separate com - panies . “Windstream will continue to operate its existing suite of brands for Kinetic, wholesale and enterprise as normal, and we will continue to look for new opportunities to expand fiber broadband in rural America,” Sunu said . The analyst report stated Uniti expects to achieve positive free cash flow in 2026 , and will focus on building out fiber through 2024 and 2025 . Rural Routes A main focus of the merger is the expansion of fiber into rural com - munities . Around 75 % of Kinetic’s footprint is in markets with fewer than 20 , 000 households, and around 85 % has no fiber overbuilders, or other companies that serve the same customers . “The ability to expand our broad - band build - out is one of the results of this combination that we’re most excited about,” Gunderman said . “I grew up right here in Arkansas, and I know firsthand what the rural - urban digital divide looks like for underserved communities . It means people have access to less opportu - nities, people get left behind, and people don’t get the chance to build the life they deserve . That divide is something we want to eradicate, and the expansion of our network will be a significant step toward that . ” Gunderman also believes rural fiber connectivity helps expand pub - lic safety . “In the face of extreme weather events and natural disasters, early warning systems via smartphones, supported by fiber optic connectiv - ity to cell towers, are enabling us to send lifesaving alerts,” he said. “And when these weather events hit, our stronger fiber network also allows us to reach out for medical help and stay connected with our loved ones.” As for staying in Little Rock, “This is and will continue to be our home,” Gunderman said. The merged company will maintain its headquarters in Little Rock, which Gunderman said would maintain its existing talent base and operations, as well as benefit Arkansas com - munities. He also expects Uniti will be “better positioned to drive growth and create more jobs over the long term . ” n PRINT READERS GET THIS FIRST THIS STORY WON’T APPEAR ONLINE FOR 7 DAYS

July 22, 2024 | Arkansas Business | Page 27 Uniti and Windstream announced in May that they were reuniting in a merger after nearly a decade as separate entities. What are some of the challenges presented by a large corporate merger that some people may not immediately think about? Any corporate merger presents its challenges, and people often think about the logistical and administrative items. However, one of the key challenges people might not immediately think about is integrating two different teams. Uniti and Windstream’s shared history will be very helpful from this standpoint. We have similar values and a commitment to delivering for the communities we operate in, so we expect to hit the ground running when the transaction closes. In simple terms, for the layperson, how does Uniti make its money? Uniti generates revenue by building, owning and leasing fiber across its 141,000 - route - mile network that carries data and enables high - speed internet and other communications services. We lease this infrastructure to wireless providers, large - scale enterprises, such as hyperscalers, local and regional businesses, and government entities that then use it to provide services to end customers. With the addition of Windstream, we will also have the ability to provide fiber - to - the - home services, which will enable us to serve additional customers with a fiber netwo that is predominantly wholly owned and operated. How do you navigate a focus on ESG (environmental, social and governance) as some public perceptions of ESG become more negative? At Uniti, our mission is to deliver communications infrastruc for customers so they can sta connected. We understand t crucial role we play in providi rk ture y he ng these mission - critical services and the importance of doing so in as sustainable a way as possible, which is why we are focused on things like reducing our environmental impact through improving the fuel efficiency of our fleet, as well as using the latest equipment to manage our network in a more energy - efficient manner. EXEC Q&A KAREN E. SEGRAVE And this commitment extends to our communities. One reason we are excited about our merger with Windstream is that it will enable us to provide broadband access to up to 1 million additional households, including many underserved regions in the Midwest and Southeast. We will be in a better position to help people work remotely, travel less and stay connected for the benefit of all our stakeholders. n > edwardjones.com | Member SIPC t help What's importan to you? We can you get there. Kevin M Kordsmeier Financial Advisor 415 N. McKinley St. Suite 680 Little Rock, AR 72205 501 - 603 - 0025 COMING AUGUST 12 DISTRIBUTION & LOGISTICS For advertising information, contact Bonnie Jacoby at 501 - 455 - 9308 or bonnie@abpg.com For advertising information contact Bonnie Jacoby at 501 - 455 - 9308 or bonnie@abpg.com Legal Notice IN THE CIRCUIT COURT OF JEFFERSON COUNTY, ARKANSAS PROBATE DIVISION - 4th ITMO Estate Of SHIRLEY MALONE , deceased No. 35PR - 23 - 77 NOTICE Last known address of the decedent: 8012 No. Pinewood, Pine Bluff, AR 71603 Date of death: September 20, 2022 Christopher Malone was appointed Personal Representative of the estate of the above - named decedent on June 25 , 2024 . All persons having claims against the estate must exhibit them, duly verified, to the undersigned within six (6) months from the date of the date of the first publication of this notice, or they shall be forever barred and precluded from any benefit of the estate . Provided that claims for injury or death caused by the negligence of the decedent shall be filed within six (6) months from the date of the first publication of this Notice, or they shall be forever banned and precluded from any benefit of the decedent’s estate . This notice first published on the 15 th day of July, 2024 . Christopher Malone Personal Representative c/o Wm. Kirby Mouser Baim Law Firm P.O. Box 5100 Pine Bluff, AR 71611 870 - 534 - 2941 wmouser@baimlaw.com Maxie G. Kizer, P.A. Attorney at Law P.O. Box 7423 Pine Bluff, AR 71611 870 - 534 - 7004 maxiekizer@yahoo.com PROBATE NOTICE Gunderman serves on the board of the Arkansas Game & Fish Foundation, the Hendrix College board of trustees and the National Association of Real Estate Investment Trusts Advisory Board of Governors. Background: Gunderman has 20 years of experience in the telecommunications industry and is focused on growing Uniti’s real estate portfolio of mission - critical communications infrastructure. He has prior experience at Stephens, Lehman Brothers and K PM G . Education: Gunderman holds a Bachelor of Arts from Hendrix College in Conway and an MBA from Yale University. n KENNY GUNDERMAN President & CEO of Uniti Group Inc. of Little Rock

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream or New Uniti or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

Uniti and Windstream plan to file relevant materials with the SEC in connection with the contemplated Transaction, including a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents. Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Transaction. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding our merger with Windstream and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Transaction; the ability of the parties to complete the Transaction considering the various closing conditions; the expected benefits of the Transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Transaction; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Transaction, New Uniti’s business.

In addition, other factors related to the Transaction that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of New Uniti’s securities to be issued in the Transaction; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Transaction; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.